# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lakeland Industries, Inc., CIK 0000798081
CUSIP: 511795106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1525 Perimeter Parkway, Suite 325, Huntsville, Alabama (AL), 35806
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001569866
Persons authorized to receive notices and communications: Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, Wisconsin (WI), 53202, (262) 478-0640

## Reporting persons
- Global Value Investment Corporation (CIK 0001569866): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.
- Jeffrey R. Geygan (CIK 0001733547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.
- James P. Geygan (CIK 0001734726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.
- Stacy A. Wilke (CIK 0001865363): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.
- Kathleen M. Geygan (CIK 0001865425): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.
- Shawn G. Rice (CIK 0002007274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 821,942; sole dispositive power 0; shared dispositive power 821,942; aggregate amount beneficially owned 821,942 (8.38% of the class)
  Comment: Percentage calculated is based on 9,806,128 shares of Common Stock, $0.01 par value per share outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Lakeland Industries, Inc.
Address of issuer's principal executive offices: 1525 Perimeter Parkway, Suite 325, Huntsville, Alabama (AL), 35806
Comment: The securities to which this statement on Schedule 13D (this "Statement") relates are the shares of Common Stock, $0.01 par value per share (the "Common Stock"), of Lakeland Industries, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by:

(i) Global Value Investment Corporation, a Delaware corporation ("GVIC");
(ii) Jeffrey R. Geygan, who serves as a director of GVIC, and is the controlling person of GVIC;
(iii) James P. Geygan, who serves as the chief executive officer and a director of GVIC;
(iv) Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v) Kathleen M. Geygan, who serves as a director of GVIC; and
(vi) Shawn G. Rice, who serves as a director of GVIC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

GVIC serves as investment adviser to managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC owns 2,485 shares of Common Stock in its corporate capacity. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficially owned by GVIC. Mr. Jeffrey Geygan owns 22,260 shares in his individual capacity. Mr. James Geygan owns 4,095 shares in his individual capacity. Ms. Wilke owns 3,150 shares in her individual capacity. Ms. Geygan owns 1,660 shares in her individual capacity. Mr. Rice owns 4,005 shares in his individual capacity.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. As each of the Reporting Persons, directly or indirectly, share the power to vote, or direct the voting of, the Common Stock held for the Accounts, and the power to dispose, or to direct the disposition of, the Common Stock held for the Accounts, each may be deemed to have beneficial ownership over the Common Stock held for the Accounts.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.
Present principal occupation or employment: The principal business of GVIC is acting as an investment manager. The principal occupation of Mr. Jeffrey Geygan is acting as a director of GVIC. The principal occupation of Mr. James Geygan is acting as the chief executive officer of GVIC. The principal occupation of Ms. Wilke is acting as the chief financial officer of GVIC. The principal occupation of Ms. Geygan is acting as a director of GVIC. The principal occupation of Mr. Rice is acting as a director of GVIC.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 821,942 shares of Common Stock acquired was approximately $8,879,344.08 (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer's operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance, or capitalization; or (4) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on December 22, 2025, the Reporting Persons beneficially owned 821,942 shares of Common Stock, representing approximately 8.38% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 9,806,128 shares of Common Stock outstanding as of December 5, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended October 31, 2025, of Lakeland Industries, Inc.

Mr. Jeffrey Geygan, as a director and controlling shareholder of GVIC; Mr. James Geygan, as an officer and director of GVIC; Ms. Wilke, as an officer of GVIC; Ms. Geygan, as a director of GVIC; and Mr. Rice, as a director of GVIC; may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by GVIC, and may be deemed to be the indirect beneficial owner of such shares. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice disclaim beneficial ownership of such shares for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 1, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions by the Reporting Persons in the Past 60 Days.
Exhibit 2: Joint Filing Agreement, dated December 22, 2025.

## Signatures
- Global Value Investment Corporation: James P. Geygan, Chief Executive Officer (12/22/2025)
- Jeffrey R. Geygan: Jeffrey R. Geygan, Director (12/22/2025)
- James P. Geygan: James P. Geygan, Chief Executive Officer and Director (12/22/2025)
- Stacy A. Wilke: Stacy A. Wilke, Chief Financial Officer (12/22/2025)
- Kathleen M. Geygan: Kathleen M. Geygan, Director (12/22/2025)
- Shawn G. Rice: Shawn G. Rice, Director (12/22/2025)